Exhibit 12.1

Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

The following table sets forth the calculation of our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown (in millions):

	Fiscal Year
	2015	2014	2013	2012	2011
Ratio of earnings to fixed charges:
Fixed charges [1]	$330	$372	$536	$512	$285
Net income (loss) available (attributable) to common shareholders before provision for income taxes	187	(256)	1,258	1,286	776
Earnings	$517	$116	$1,794	$1,798	$1,061

Ratio of earnings to fixed charges	1.57	0.31	3.35	3.51	3.72

Ratio of earnings to combined fixed charges and preferred stock dividends:
Fixed charges [1]	$330	$372	$536	$512	$285
Preferred stock dividends [2]	28	23	14	10	—
Combined fixed charges and preferred stock dividends	358	395	550	522	285
Net income (loss) available (attributable) to common shareholders before provision for income taxes	187	(256)	1,258	1,286	776
Earnings	$545	$139	$1,808	$1,808	$1,061

Ratio of earnings to combined fixed charges and preferred stock dividends	1.52	0.35	3.29	3.46	3.72
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1.	Fixed charges consist of interest expense, as defined under U.S. generally accepted accounting principles, on all indebtedness.

2.	No preferred stock was outstanding during fiscal year 2011.